FRANKLIN TEMPLETON.
digital assets

Bitcoin as an investable asset

The opportunity offered by the introduction of spot bitcoin ETFs



February 2024



Sandy Kaul
Head of Digital Asset and Advisory Services



Mike Reed
Digital Assets Strategic Partnerships
Franklin Templeton Digital Assets



Lexi Perry
Portfolio Associate
Franklin Templeton Digital Assets

Investors throughout history search for ways to invest at the early stages of new businesses, ideas and investment opportunities. We believe that new blockchain and smart contract-based technologies, and the protocol-based networks they enable, might represent a significant new business opportunity that has the potential to change existing business models and revamp how investors think about and hold their assets. These innovations originated from the introduction of bitcoin, the first digital currency and the platform that introduced blockchain technologies to the world.

"Web3" business models that have emerged since bitcoin's innovation are paving the way to a new type of network economy and approach to commercial transactions, creating a protocol-based economy that encourages democratized ownership and rewards participation. This compares to today's "Web2" platform-based economy where companies, not participants, own and control both the networks and the data they generate, centrally retaining the benefits being generated by those individuals and enterprises that drive the platform's network effects.

The protocol-based economy that is beginning to emerge has new ways of creating, programming and building applications. The composability of this approach is allowing for new types of interoperability that might allow all asset owners to do more and obtain more liquidity and benefit from their holdings. Over time, we believe that these protocol-based networks will gain market share and that public blockchains might become global utilities that participants all over the world use to facilitate trade and engagement.

Because of its dominance and the tendency of other coins in the space to follow the performance of bitcoin, adding bitcoin to a traditional portfolio can provide exposure to the innovation and future potential of the entire ecosystem and allow an investor to benefit from partnerships forged with digital asset innovators from the protocol-economy with traditional companies or governments.

This paper will explore the investment thesis that we see supporting an allocation to bitcoin as well as model the asset's performance quantitatively to help investors understand how including bitcoin in a portfolio may affect their investments, looking at the correlations, volatility, performance and risk-adjusted excess returns available historically from the asset. It will also lay out the benefits and potential risks of using the newly introduced spot bitcoin ETF products.

Section I: The case for bitcoin

There are three fundamental considerations that we see supporting the investment thesis for bitcoin. These are: 1) that bitcoin can be seen as a store of value that can be used as a payment or remittance vehicle; 2) that bitcoin can be seen as a synthetic hard asset with a fixed supply, similar to some physical commodities, that might be used to hedge against inflation; and 3) that bitcoin can be used as a proxy for an exposure to the overall protocol-economy emerging from the Web3 space. Each of these arguments will now be explored in more detail.

Bitcoin as a store of value asset

The bitcoin protocol is the first, distributed, consensus-based (via "Proof-of-Work"), censorship-resistant, permissionless, peer-to-peer settlement network built on blockchain with a provably scarce and programmable native currency (BTC). As such, bitcoin can be viewed as blockchain's native currency.

BTC is the first, oldest and largest cryptocurrency in the world. Unlike government-backed fiat currencies, there is no centralized intermediary able to influence the supply or the demand of bitcoin. The network itself mints bitcoins based on pre-programmed, algorithmically applied directives designed to ensure a deflationary monetary policy. This code is open-source and transparent, enabling any interested developer to affirm its rules-based nature. It has a market cap of over US$800 billion and represents approximately 50% of the world's total crypto market capitalization.[1]

Bitcoin is a "sovereign bearer asset," meaning it can protect against monetary debasement and systemic financial risk. The bitcoin network has now settled more than US$110 trillion of value since inception[2] (over more than 950 million transactions[3]). In 2022, the network settled US$8.2 trillion of value (versus Visa's US$6.0 trillion and Mastercard's US$2.5 trillion).[4]

A growing set of corporate treasuries hold a portion of their assets in bitcoin. MicroStrategy is the largest corporate investor. As of January 2024, the firm reported holding 189,150 bitcoins worth over US$8 billion. Other noted holders include Marathon Digital Holdings with 13,726 bitcoins and Tesla with 9,720 bitcoin holdings.[5] A new ruling by the Financial Accounting Standards Board (FASB) announced in December 2023 should make it easier for corporates to hold cryptocurrencies like bitcoin by allowing them to be marked at fair market value rather than a cost less impairment as was the case under the previous regime.[6]

El Salvador and the Central African Republic have adopted bitcoin as their legal tender. Several countries and regions allow bitcoin to be used in transactions including the United States, European Union, Japan, Canada and Singapore.[7]

In our analysis, several factors are driving bitcoin's utilization as a store of value:

- **Bitcoin is becoming a key choice for citizens in countries where internal inflation or weak banking systems are raising concerns about buying power.** There is a noted pattern of individuals in countries that worry about their economic health, transferring portions of their wealth to bitcoin to help protect their assets. This trend has been noted in Venezuela, Nigeria, and even Turkey.

  The Turkish lira's value plummeted in 2021 after its central bank's interest-rate cuts. The country's inflation reached a 24-year high of 85.5% in 2022. More than US$170 billion worth of crypto flowed into the country in response, moving the nation up to the 12th largest participant in crypto markets. The proportion of Turkish crypto investors aged 18

to 60 increased to 52% in May 2023, up 12 percentage points since November 2021. Turks are adopting cryptocurrencies for a variety of purposes from gifting (14%), peer-to-peer money transfers (13%), paying or receiving salaries (9%), and charitable donations (8%).[8]

- **As an extrajudicial asset, not controlled by any government, bitcoin is often seen as a refuge in periods of economic and geopolitical risk and uncertainty.** Bitcoin can be transferred and accessed globally and used to pay for goods and services in cross-border situations without a need to exchange the asset for local fiat currency. A 2024 academic survey found evidence that global economic policy uncertainty affects bitcoin market fundamentals and is often a predictor of returns and volatility. It concludes that high levels of economic policy uncertainty may lead investors to invest their money in bitcoin as a safe-haven asset.[9]

  Increasingly, it seems that we may be entering a period where such economic policy uncertainty might trigger a flight to bitcoin. The 2023 Edelman Trust Barometer, which covered 28 countries with more than 32,000 respondents, found that the percentage of respondents saying that they and their family will be better off in five years dropped from 53% in 2019 to 40% in 2023. Additionally, the percentage expressing confidence about the future was the lowest ever recorded in 24 of the 28 countries surveyed. Trust in government (50%) was 12% lower than trust in businesses (62%). While 46% of respondents said that governments were a source of false or misleading information versus only 39% who saw them as a reliable source of trustworthy information.[10]

  Meanwhile, famed macro investor Paul Tudor Jones recently noted that the current geopolitical environment is the "most threatening and challenging" he's ever seen, and he characterized the United States in its weakest financial position since World War II.[11]

- **Bitcoin is also seen as a vehicle to help foster economic inclusion for under-banked or un-banked individuals.** Account ownership is a fundamental measure of financial inclusion and the gateway to using financial services in a way that facilitates development. Owners of formal accounts—whether those accounts are with a bank or regulated institution such as a credit union, microfinance institution or a mobile money service provider—can store, send and receive money, enabling the owners to invest in health, education and business.

  According to Global Findex, worldwide account ownership increased by 50 percentage points in the 10 years spanning 2011 to 2021 to reach 76% of the global population—leaving 24% of the population unbanked or under-banked.[12] Some estimates put this figure as high as 1.7 billion people.[13]

  Bitcoin's decentralized ledger exists outside the control or influence of the traditional international financial system. In countries with a weak banking infrastructure, a person can download a bitcoin digital wallet using their computer or cell phone. As such, individuals are using bitcoin for remittances to avoid high money transfer fees and delays in the availability of funds, and they are using this to enable peer-to-peer payment and activity.[14]

Bitcoin as a digital commodity

Many liken the asset to a commodity as well as a payment mechanism and often describe bitcoin as a synthetic hard commodity due to its limited supply.

Bitcoin is the only major asset where supply is not a function of demand. New bitcoins are created when a block of newly verified transactions is added to the ledger. This is an algorithmically administered process that is automatically executed via code. There is no

optionality in the process. Every time a block of transactions is added to the blockchain, new bitcoins will be created. The process will continue uninterrupted until the full supply of 21 million bitcoins has been minted. When 21 million bitcoins have been created, this process will stop, and no more bitcoins will ever be created. At present, just over 19 million bitcoins are currently in circulation.

This fixed supply of coins helps to limit the inflationary concerns that affect many fiat currencies as governments often choose to adjust their money supply to meet policy goals. This is not possible with the bitcoin network. Moreover, the bitcoin network's programming is meant to be deliberately deflationary. Each time a certain number of transaction blocks have been added to the blockchain, the amount of bitcoin that gets created to reward the transaction verifier is cut.

These two considerations—limitations in the overall supply and the reduced number of bitcoins that get created as the network grows—have caused many to liken bitcoin to a digital commodity. Bitcoin is not controlled by a central authority, and derives its value from a network effect whereby society assigns value to it. Most importantly, bitcoin is scarce due to the nature of the network's code. Bitcoin's supply is limited by design as shown in Exhibit 1.

Exhibit 1: Bitcoins Deflationary Supply Dynamics

BTC Paid Per Block vs. Current Supply

January 1, 2009–January 31, 2024



Number of Blocks
Current Supply
50
45
40
35
30
25
20
15
10
5
0
20,000,000
18,000,000
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
2009
2012
2015
2018
2021
2024
BTC Paid Per Block
Current Supply

Source: CoinMetrics. Note: This inflation rate does not reflect Consumer Price Index or Personal Consumption Expenditures data. This chart solely demonstrates the Bitcoin network's supply and its impacts on the inflation rate of the BTC digital currency.

There are, however, some important differences between bitcoin and other hard commodities used today as a store of value. There are no physical limitations for bitcoin that are often encountered with some hard commodities, where their physical nature can be expensive to store, authenticate, audit and move the asset. Conversely, bitcoin balances and transactions can be instantly validated, transferred and audited due to the digital asset existing solely on the blockchain and in investors' encrypted wallets.

For some, these attributes of bitcoin—limited supply, deflationary pricing schedule, transparency and transferability—position the asset to be used as a type of digital store of value, providing commodity-like exposure for portfolio diversification. Whether a bitcoin exposure can provide the same hedging benefit against inflation as some commodities have the ability to, however, is more debatable.

While many consider bitcoin as a safe-haven asset, some commodities that pose similar characteristics to bitcoin that may have a role in hedging inflation are generally tied to their tendency to move inversely with interest rates. Bitcoin's ability to be such a hedge to any country's inflation or interest rates is more tenuous given its independence from government oversight or involvement.

Bitcoin as a proxy to capture the beta of the protocol economy

Besides introducing blockchain as a technological innovation, the other development that can be directly traced back to the emergence of bitcoin is the start of a new network era that we call the "protocol economy." Many investors are familiar with the platform economy. Powerful companies like Uber, Amazon, Airbnb, Alibaba, Facebook, Google, Grab and others have been able to create their own ecosystems that rely on the network effects they generate to be able to obtain proprietary data and source services, goods or content from their users and generate revenues.

Many investors desire to invest in the stock of these companies once they have gone public in an attempt to capture the value of that company's innovations. Yet, these company-owned platforms have been able to dictate terms that are favorable to their own businesses and often limiting to users' interests. Creators of content are often only offered cents on the dollar for their posts that drive revenues, and the fees charged to professional businesses or users are often punitive. At the extreme, these platforms can bar certain users from their networks.

As shown in Exhibit 2, the protocol economy operates on a peer-to-peer basis and makes all data that the network has collected viewable. Moreover, it introduces a new concept of giving their most active participants tokens as a reward for their participation.

Exhibit 2: Shift from the Network 1.0 Platform to the Network 2.0 Protocol Economy


Dispersed
Concentrated
Time
Platform Economy
Network Economy 1.0
Proposed Data
Company-led and sponsored
Candictate terms favorable to their own business and limiting to user's interests
Protocol Economy
Network Economy 2.0
Publicly Viewable
Blockchain Data
Decentralized networks led by foundations or decentralized autonomous organizations (DAOs)
Open access, peer-to-peer actions that are not subject to censorship
Participation is a resource rewarded through sharing of ownership via tokens or coins

Source: Franklin Templeton Industry Advisory Services. For illustrative purposes only.

Bitcoin was the original decentralized network to introduce this concept in 2009, rewarding those who verify transactions on their network (miners) for their work by minting and giving them bitcoins. This model evolved in the mid-2010s when the Ethereum blockchain launched. Like bitcoin, Ethereum too is a decentralized network that issues its own payment coin (ether, ETH) and incentivizes its own transaction verifiers with the reward of their token. Yet, Ethereum also added something else to their offering. They created their own programming language and developer toolkit to draw participants to build and run applications on their network. Moreover, they created a new approach to app development through the introduction of common templates that embed a "smart contract" that run on a virtual machine. The virtual machine enables developers to program "if-then" functionality into their apps so that they self-execute. This collection of capabilities came to be known as a "Layer 1 blockchain" or "L1 blockchain."

This approach began to propagate. There are now many L1 blockchains and even newer elements. Layer 2 blockchains are scaling solutions that allow for faster transactions or semi-permissioned transactions to occur and then be recorded on the Layer 1 blockchain that they are associated with (their "mainnet"). Oracle networks deliver data into smart contracts to help them monitor and trigger their "if-then" clauses (e.g., paying out the winner of a sports game based on the final score of the match). Cross-chain bridges act like cross-border transaction facilitators, allowing users to move payment coins from one blockchain to another. All these offerings are protocol-based and decentralized. The progression of this ecosystem is charted in Exhibit 3.

Because these new offerings operate so differently than today's centralized, company-owned platforms that derive their business value from network effects, we are calling this new space the Network Economy 2.0 or the protocol economy.

Exhibit 3: Maturation of the Protocol Economy


Speed / Efficiency
Payment Network (e.g., Bitcoin)
Layer 1 Blockchain (e.g., Ethereum)
User Applications
Smart Contracts
Virtual Computer
Developer Toolkit
Payment Network
Digital Ecosystem
User Applications
Smart Contracts
Virtual Computer
Developer Toolkit
Payment Network
Oracle Networks
Cross Chain Bridges
Layer2 Scaling Solutions
2009
2015
Today

Source: Franklin Templeton Industry Advisory Services. For illustrative purposes only.

The speed of growth and potential of this protocol-based ecosystem is compelling. Ethereum, the largest Layer 1 blockchain, achieved a level of growth that puts it on pace to outperform top software companies in nearly half the time. It took Ethereum only seven years to reach a net US$10 billion in revenues, just slightly slower than Alphabet (Google) at 4.5 years and Meta (Facebook) at 5.5 years. This puts it ahead of Zoom, Workday, Salesforce, Microsoft and Adobe as shown in Exhibit 4.

Exhibit 4: Years to Surpass US$10 Billion Net Revenues

September 26, 2023.



Years
0
5
10
15
20
Alphabet
4.5
Meta
5.5
Ethereum
7
Zoom
9.5
Workday
10.5
Salesforce
11
Microsoft
17.5
Adobe
20.5

Source: Aguilar, Antonio. "Weekly Rollup—September 26, 2023." Caleb & Brown.

Each Layer 1 and Layer 2 blockchain, as well as every application built on top of them, including oracle networks and cross-chain bridges, issue their own tokens. According to CoinMarketCap, there are over 2 million crypto coins and tokens currently in circulation.[15]

Nearly all these alternative coins (alt coins) tend to follow the price of bitcoin. This is because many of the coins are measured against the price of bitcoin. Bitcoin commands approximately 50% market share of crypto trading.[16] When bitcoin goes up, alt coins tend to follow and when bitcoin goes down, they tend to decline in response. In a sense, bitcoin acts as the reserve currency for the biggest crypto exchanges. Thus, in a sense, owning bitcoin is a way of capturing the broad price movements of the entire protocol economy—or in market speak, the protocol economy beta.

One clue that the protocol economy may grow to rival the platform economy is the uptake seen to date. Growth in the number of crypto users exceeds the number of internet users when viewed in equivalent time frames. This is illustrated in Exhibit 5 on the next page.

Each of these use cases—bitcoin as a store of value, and bitcoin as a proxy for capturing the beta of the protocol economy—provide an interesting and unique set of fundamentals that could be expected to support bitcoin's growth and adoption.

Exhibit 5: Internet Users vs. Crypto Users Yearly Growth

Year 1 = Users > 5 Million


10,000
1,000
100
10
1
43% Yearly Growth
1.2B
425M
500M
187M
Year 1
1992/2016
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7
1999/2022
Year 8
Year 9
Year 10
2002/2025
Total Crypto Users
Total Internet Users

Sources: Crypto.com, World Bank, Global Macro Investor. Accessed October 16, 2023.

Given bitcoin's unique qualities, we believe that the investment case is strong and has the potential to deliver on the following opportunities over the near, medium and long-term:

Near-term opportunities in bitcoin

- Protection against currency debasement/inflation
- Protection against geopolitical risk
- Faster and cheaper cross-border transactions (leveraging bitcoin Layer 2 networks)
- Proxy for beta of the overall growth of the protocol-economy

Medium-term opportunities in bitcoin

- Faster settlement and cheaper point of sale and peer-to-peer payment solution
- Base layer for decentralized applications

Long-term opportunities in bitcoin

- Neutral intermediary for international transactions
- Recognition as legal tender for additional countries struggling with currency debasement
- Reserve currency for countries seeking neutrality

Why invest in bitcoin now?

Beyond the broader investment opportunity, we believe there are also a set of near-term considerations that may create an inflection point to accelerate bitcoin's price action. Specifically, the SEC's recent approval to list and trade a number of spot bitcoin exchange-traded fund (ETF) share offerings and the upcoming bitcoin halving in the spring of 2024 have potential to provide tailwinds that might result in increased demand at a time of tightening supply.

The approval by the Securities and Exchange Commission (SEC) to list and trade spot bitcoin ETF shares marks an important milestone in the evolution of the digital asset space. Until now, the only way to buy bitcoin directly has been through unregistered crypto exchanges. These exchanges either deliver bitcoin an investor purchased directly to them for them to self-custody in their own self-hosted wallet (which requires technical knowledge of blockchains and digital wallets) or the exchanges can offer to administer the bitcoin on the investor's behalf in an unregulated custodial wallet (that offers few, if any, investor protections). Both options represent risks that cause many potential investors to forego putting bitcoin into their portfolio.

Beyond simplifying the complexities of owning the bitcoin, the new ETFs also offer price benefits (in most instances[17]). Indeed, ETFs are well-known for their cost-effective management fees. By contrast, individuals looking to buy bitcoin directly from a crypto exchange are typically charged large fees determined as a percentage of the total purchase price of the asset.[18]

The ease of access and familiarity of obtaining bitcoin exposure via an ETF could have a profound impact on the asset and on the speed of development of the overall protocol economy. Bitcoin's market capitalization was just over US$830 billion and the entire market capitalization of the crypto ecosystem was US$1.69 trillion as of mid-January 2024.[19] Early estimates put expected inflows of capital into spot bitcoin ETFs at between US$50 to US$100 billion in 2024.[20] Buying associated with this demand could increase the market cap of bitcoin by 6% to 12% if the forecast proves accurate.

This may represent incremental new buying. The SEC mandated that ETF issuers offer cash-only creates and redeems for spot bitcoin ETFs (as opposed to also allowing in-kind which is more typical for an ETF). Thus, each new creation of spot bitcoin ETF shares will require that the issuer use the incoming cash to purchase a commensurate amount of bitcoin to back the shares.

New buying interest may emerge just as the algorithmic pattern that controls the amount of reward paid to transaction verifiers on the bitcoin network is adjusted downward—an act meant to tighten supply.

This pattern has come to be known as a bitcoin "halving"—due to the size of the reward being cut in half each time the event occurs. To lessen any potential inflationary impacts, the bitcoin network has been pre-programmed to cut the size of the reward paid to miners each time 210,000 blocks of transactions are added to the chain, or roughly every four years. This means that the amount of bitcoin supply grows less quickly over time.

When initially launched, the network paid transaction verifiers (also known as miners) 50 bitcoin for adding a block to the chain. This was cut to 25 bitcoins in 2012, 12.5 bitcoins in 2016, and 6.75 bitcoins in 2020. The next halving cycle is expected to occur in the spring of 2024. The reward paid to miners will be cut to 3.375 bitcoins.

Definitive trading patterns have emerged around this bitcoin halving cycle as shown in Exhibit 6 on the next page.[21]

Exhibit 6: Bitcoin Halving Cycles & Price Activity

November 16, 2022

Bitcoin Halving Rallies (Logarithmic Scale)


$1,000,000
$100,000
$10,000
$1,000
$100
$10
$1
$0
5.7x
93.1x
3.4x
30.1x
2.7x
7.8x
2.3x
4.2x
$35,448
$147,843
4/24/24
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Pre-Halving Rally
Halving
Post-Halving Rally
Price

Source: See footnote 21. **Past performance is no guarantee of future results.**

Analysis by Pantera Capital has estimated the average price in the period in the lead-up to the halving event (pre-halving) and then calculated the price one-year after the event (post-halving). Those totals are shown below:

- **2012 cycle** Price pre-halving US$12.35, price one-year post-halving US$964 (78x multiple)
- **2016 price** Price pre-halving US$663, price one-year post-halving US$2,500 (3.8x multiple)
- **2020 price** Price pre-halving US$8,500, peak price post halving US$64,000 (7.5x multiple)
- **2024 price** Current price US$34,680, halving is projected for April 2024

Though the amount of increase has varied, there is a definite pattern that shows the price of bitcoin significantly higher one-year post its halving event as shown in Exhibit 6. While past performance of the halving pattern might indicate similar price momentum for bitcoin post this event, it is important to note that the maturation of the market, greater focus of regulators and global investors, the launch of spot bitcoin ETFs, and other factors may dampen or even invalidate the pattern going forward.

Nonetheless, the cut in the miner's reward will occur regardless and the flow of new bitcoins will slow in a period when the launch of spot bitcoin ETF products brings potentially new buying pressure into the market. This situation thus warrants careful monitoring.

Having laid out the longer-term investment considerations and the shorter-term circumstances that may influence the price of bitcoin, the next section will explore the characteristics of holding bitcoin as an investment and how it might be used in an investment portfolio.

Section II: Bitcoin's value proposition in a "modern" portfolio

In the previous section, we outlined the case for bitcoin as an asset and why early 2024 is a particularly interesting point to enter the market from an investment standpoint. Here in Section II, we outline how bitcoin has historically behaved against traditional asset classes from a correlation, as well as a risk and return standpoint. Using some of this data, we also look at how these strong risk-adjusted returns have historically benefited investors who included bitcoin in their portfolios.

Bitcoin's contribution relative to other assets

Modern portfolio theory posits that having a diversified set of assets in a portfolio can help ensure better risk-adjusted returns. One way of measuring diversification is the correlation between various assets. The S&P 500 Index and the NASDAQ 100 Index are both stock indexes. As shown in Exhibit 7, the correlation between these two indexes over the past three years has thus been high at 0.93. The correlation between the S&P 500 and the Bloomberg U.S. Aggregate Bond Index is much lower at -0.05. Thus, allocating a portfolio across stocks and bonds would create more diversification. This historic relationship has helped to inform the most common portfolio allocation that has dominated investing over the past 50 years—the 60% equities and 40% bonds portfolio or the "60/40" portfolio.

Exhibit 7: Correlation of Bitcoin to Major Asset Classes

January 1, 2014–December 29, 2023

	S&P 500	Nasdaq	Gold	USD	Bonds	Bitcoin
S&P 500	1.00					
Nasdaq	0.93	1.00				
Gold	0.01	0.02	1.00			
USD	-0.09	-0.08	-0.45	1.00		
Bonds	-0.05	0.00	0.38	-0.30	1.00	
Bitcoin	0.17	0.19	0.06	-0.06	0.02	1.00

Asset classes (representative benchmarks): S&P 500 (S&P 500 Index, Ticker: SPX); NASDAQ (NASDAQ 100 Index, Ticker: NDX); Gold (XAU Spot Exchange Index, Ticker: XAU); US Dollar (U.S. Dollar Index, Ticker: DXY), Bonds (Bloomberg U.S. Aggregate Bond Index, Ticker: LBUSTRUU); Digital Assets: Bitcoin (S&P Bitcoin Index, Ticker: SPBTC).

Diversification does not guarantee a profit nor protection against loss.

Many investors choose to create an exposure to gold to further diversify their portfolio. Gold (as expressed by the Gold XAU Spot Exchange Index) showed a correlation of only 0.01 to the S&P 500 and a moderate correlation of 0.38 to the Bloomberg U.S. Aggregate Bond Index over the past three years. Including gold in a portfolio is extending the base 60/40 portfolio to include an allocation to an "alternative" asset.

A similar case can be made for bitcoin to act as an alternative asset exposure. Since its inception, bitcoin poses relatively low or even slightly negative correlation to traditional financial asset classes. Bitcoin shows only a 0.17 correlation to the S&P 500, a 0.02 correlation to the Bloomberg U.S. Aggregate Bond Index and a 0.06 correlation to the Gold XAU Spot Exchange Index. Moreover, bitcoin correlates negatively (-0.06) to the USD Index—the base currency of US investors' portfolios.

Not only has bitcoin historically provided benefits from a correlation standpoint, but it has also been a strong performer when compared to some major traditional sectors. Over the last decade, bitcoin has provided investors with positive returns in seven out of the last 10 years as shown in Exhibit 8, making it a top performer when compared to other global asset classes. For context, bitcoin has historically performed well even in periods where other risk-on assets have also shown strong returns. An example can be found in 2023 when the S&P 500 was up 24.34%, but bitcoin still outperformed, registering gains of 153.7%.

Exhibit 8: Index and Asset Performance: 2014–2023

2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
MSCI US REITS 30.4%	Bitcoin 35.6%	Bitcoin 122.7%	Bitcoin 1400.2%	DYX Index 4.4%	Bitcoin 94.2%	Bitcoin 308.3%	Bitcoin 57.2%	Bloomberg Commodities 17.53%	Bitcoin 153.7%
S&P 500 13.7%	DYX Index 9.3%	Russell 2000 21.3%	MSCI Emerging Markets 37.8%	Bloomberg US Aggregate 0%	S&P 500 31.5%	Gold 25.1%	MSCI US REITS 43.1%	DYX Index 7.51%	S&P 500 24.34%
DYX Index 12.8%	MSCI US REITS 2.5%	S&P 500 12%	MSCI EAFE 25.7%	Gold -1.6%	MSCI ACWI 27.3%	Russell 2000 19.9%	S&P 500 28.7%	Gold 0.44%	MSCI ACWI 20.07%
Bloomberg US Aggregate 6%	S&P 500 1.4%	MSCI Emerging Markets 11.8%	MSCI ACWI 24.7%	S&P 500 -4.4%	MSCI US REITS 25.9%	MSCI Emerging Markets 18.8%	Bloomberg Commodities 27.1%	Bloomberg US Aggregate -10.3%	Russell 2000 15.78%
Russell 2000 4.9%	Bloomberg US Aggregate 0.5%	Bloomberg Commodities 11.4%	S&P 500 21.8%	MSCI US REITS -4.5%	Russell 2000 25.5%	S&P 500 18.4%	MSCI ACWI 19%	MSCI Emerging Markets -15.57%	MSCI EAFE 14.09%
MSCI ACWI 4.8%	MSCI EAFE -0.3%	MSCI US REITS 8.6%	Russell 2000 14.6%	MSCI ACWI -8.9%	MSCI EAFE 22.8%	MSCI ACWI 16.9%	Russell 2000 14.8%	MSCI EAFE -14.45%	Gold 10.83%
Gold -1.4%	MSCI ACWI -1.8%	MSCI ACWI 8.5%	Gold 13.5%	Russell 2000 -11%	MSCI Emerging Markets 18.8%	MSCI EAFE 8.4%	MSCI EAFE 11.9%	MSCI ACWI -18.36%	MSCI US REITS 9.79%
MSCI Emerging Markets -2%	Russell 2000 -4.4%	Gold 8.12%	MSCI US REITS 5.1%	Bloomberg Commodities -13%	Gold 18.3%	Bloomberg US Aggregate 7.5%	DYX Index 6.4%	S&P 500 -19.44%	MSCI Emerging Markets 6.35%
MSCI EAFE -4.3%	Gold -10.4%	DYX Index 3.6%	Bloomberg US Aggregate 3.5%	MSCI EAFE -13.3%	Bloomberg US Aggregate 8.7%	DYX Index -6.7%	Bloomberg US Aggregate -1.5%	Russell 2000 -20.4%	Bloomberg US Aggregate 5.15%
Bloomberg Commodities -17%	MSCI Emerging Markets -14.6%	Bloomberg US Aggregate 2.6%	Bloomberg Commodities 0.7%	MSCI Emerging Markets -14.3%	Bloomberg Commodities 5.4%	MSCI US REITS -7.5%	MSCI Emerging Markets -2.5%	MSCI US REITS -24.51%	DYX Index -3.05%
Bitcoin -57.6%	Bloomberg Commodities -24.7%	MSCI EAFE 1.6%	DYX Index -9.9%	Bitcoin -74.5%	DYX Index 0.2%	Bloomberg Commodities -3.5%	Gold -3.6%	Bitcoin -63.9%	Bloomberg Commodities -10.58%

Sources: Yahoo Finance, Bloomberg, CoinMarketCap, MarketWatch, Franklin Templeton Digital Assets Resources. Bitcoin is represented by the S&P Bitcoin Index (Ticker: SPBTC). **Past performance is not an indicator or a guarantee of future performance.** Indexes are unmanaged and one cannot invest directly in an index. Important data provider notices and terms available at www.franklintempletondatasources.com. Dates are aggregate returns from the first of each year.

Bitcoin's performance in 2014, 2018 and 2022 was down approximately 58%, 75% and 64%, respectively. Yet, bitcoin's 2023 performance was achieved on the back of a steep 64% decline in value in 2022. Emerging assets often demonstrate higher volatility as their liquidity typically does not match more established markets and thus the bids and asks can be wider and price moves can become exaggerated when volumes are thin or overly directional. We are all aware that the volatility of an asset can be of concern to investors, and the digital asset space is no stranger to volatility.

Given bitcoin's volatile nature, we performed a further piece of analysis presented in Exhibit 9 to assess the asset relative to other technology-related innovation investments.

Exhibit 9: Bitcoin Volatility vs. Leading Tech Stocks (Five Years Post-Initial Public Offering)

Bitcoin volatility based on period January 1, 2014 to December 31, 2018



Annualized Return
Annualized Risk
Amazon
Netflix
Bitcoin
Apple
Meta Corporation
Google
120
100
80
60
40
20
0
-0.2
-0.1
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9

Sources: Franklin Templeton Digital Assets analysis based on data from Bloomberg. Bitcoin is represented by the S&P Bitcoin Index (Ticker: SPBTC) and is shown starting at the earliest data available for this index, January 1, 2014". **Past performance is not an indicator or a guarantee of future performance.** Indexes are unmanaged and one cannot invest directly in an index. Important data provider notices and terms available at www.franklintempletondatasources.com.

As shown, bitcoin's annualized risk and return in it's early days looks like the performance registered by other technology investments as registered during the early stages of their public availability (first three years post-initial public offering). Viewed in this way, we see that bitcoin groups closely in the mid zone of risk and reward along with other well-known tech stocks such as Netflix. Bitcoin showed less risk (although lower returns) than Amazon and higher returns (but more risk) than popular firms like Apple and Meta.

Viewed in light of more recent history, a similar pattern is evident. Bitcoin's risk-adjusted performance appears even stronger when compared to other asset classes. For this comparison we looked at the Sharpe ratio of various investments. This measure divides an investment's excess returns by a measure of its volatility. The higher the Sharpe ratio, the more impactful the investment is in achieving excess returns despite the risk. Exhibit 10 shows the 10-year, five-year, and one-year Sharpe Ratios for bitcoin and key technology

growth stocks—Apple, Amazon, Google, Netflix and Meta. Aside from Apple, bitcoin offers a similar risk-adjusted performance when viewed on a 10-year basis and a stronger risk-adjusted performance when viewed on a five-year basis. Aside from Meta, bitcoin also offers compelling risk-adjusted performance on a one-year basis.

Exhibit 10: Comparison of Risk-Adjusted Returns



10-Year Sharpe Ratios
January 1, 2014 to December 29, 2023
5-Year Sharpe Ratios
January 1, 2019 to December 29, 2023
1-Year Sharpe Ratios
January 1, 2023 to December 29, 2023
Apple
Amazon
Google
Netflix
Meta
Bitcoin

Source: Franklin Templeton Digital Assets analysis based on proprietary subscription to Bloomberg data. Bitcoin is represented by the S&P Bitcoin Index (Ticker: SPBTC). **Past performance is not an indicator or a guarantee of future performance.** Indexes are unmanaged and one cannot invest directly in an index. Important data provider notices and terms available at www.franklintempletondatasources.com. Dates are aggregate returns from the first of each year.

As shown in Exhibit 11, bitcoin's Sharpe Ratio was higher than any of the other major asset class buckets during the five and one-year window of evaluation and on par with the best performing asset class—the NASDAQ 100 Index—when viewed on a 10-year basis. This means that during the past one, five and 10-years, investors have historically been well compensated for the risk they've been willing to take when investing in bitcoin, even with its volatility.

Exhibit 11: Comparison of Risk-Adjusted Returns



10-Year Sharpe Ratios
January 1, 2014 to December 29, 2023
5-Year Sharpe Ratios
January 1, 2019 to December 29, 2023
1-Year Sharpe Ratios
January 1, 2023 to December 29, 2023
Bitcoin
Bonds
US Dollar
Gold
NASDAQ 100 Index
S&P 500 Index

Source: Franklin Templeton Digital Assets analysis based on proprietary subscription to Bloomberg data. Bitcoin is represented by the S&P Bitcoin Index (Ticker: SPBTC). **Past performance is not an indicator or a guarantee of future performance.** Indexes are unmanaged and one cannot invest directly in an index. Important data provider notices and terms available at www.franklintempletondatasources.com. Dates are aggregate returns from the first of each year.

Positioning bitcoin within the portfolio

These metrics—low correlations with other asset classes, relatively, but not unusually high volatility for an emerging technology asset, and a strong performance long-term history where the excess risk is being compensated for by high returns—suggest that adding bitcoin to a base 60/40 portfolio or other portfolio configuration has the potential to result in better long-term outcomes and greater diversification for an investor. For this analysis, we have chosen a five-year time horizon—2019–2023. We deem this a potentially good period to assess as it encompasses both the most recent bitcoin bull market that ran prices up to all-time highs in November 2021 and the subsequent period of Crypto Winter that saw an extreme reversal of those gains.

The five-year period examined in our analysis showed solid performance for the base 60/40 portfolio, where we modeled three scenarios—a 3%, 5% and 10% allocation to bitcoin as shown in Exhibit 12. We observe that adding an allocation of bitcoin to this portfolio would have improved these metrics in each scenario we model. Whether an investor had chosen to reallocate 3%, 5% or 10% of the equity and bond portfolio to bitcoin, the impact would have been higher returns with only a modest increase in volatility and far better Sharpe Ratios.

Exhibit 12: The Modern 60/40 Portfolio with Bitcoin Exposure

As of December 31, 2023

Portfolio 1: 60% stocks | 40% bonds | 0% bitcoin

Average Annual Total Returns (%) (USD)	1-Year	3-Year	Since Inception
Gross of Fees	16.68	3.87	8.97
Performance Risk Statistics (%) (Gross of Fees)			
Standard Deviation	8.76	11.34	12.73
Sharpe Ratio	1.51	0.20	0.60
Upside Capture Ratio**	100.00	100.00	100.00
Downside Capture Ratio**	100.00	100.00	100.00

Portfolio 2: 58% stocks | 39% bonds | 3% bitcoin

Average Annual Total Returns (%) (USD)	1-Year	3-Year	Since Inception
Gross of Fees	19.65	4.81	11.66
Performance Risk Statistics (%) (Gross of Fees)			
Standard Deviation	8.93	11.79	13.09
Sharpe Ratio	1.81	0.27	0.79
Upside Capture Ratio**	104.64	108.21	111.03
Downside Capture Ratio**	99.35	100.69	99.91

Portfolio 3: 57% stocks | 38% bonds | 5% bitcoin

Average Annual Total Returns (%) (USD)	1-Year	3-Year	Since Inception
Gross of Fees	21.71	5.45	13.45
Performance Risk Statistics (%) (Gross of Fees)			
Standard Deviation	9.24	12.30	13.61
Sharpe Ratio	1.97	0.31	0.89
Upside Capture Ratio**	108.23	115.14	121.03
Downside Capture Ratio**	99.20	101.27	99.93

Portfolio 4: 55% stocks | 35% bonds | 10% bitcoin

Average Annual Total Returns (%) (USD)	1-Year	3-Year	Since Inception
Gross of Fees	27.03	7.00	17.84
Performance Risk Statistics (%) (Gross of Fees)			
Standard Deviation	10.49	14.07	15.56
Sharpe Ratio	2.24	0.38	1.06
Upside Capture Ratio**	118.07	136.00	153.39
Downside Capture Ratio**	99.26	102.82	100.12

The modern 60/40 portfolio theory combines the traditional 60% stock and 40% bond portfolio allocation with a basket of digital assets ranging from 3%, 5% and 10% of the portfolio allocation to determine overall returns generated from the modern asset allocation over the last 3 years. For hypothetical performance, gross of fee returns do not include trading expenses. Gross performance does not reflect any fees, expenses or sales charges. These hypothetical results have not accounted for any liquidity factors which could have an impact on overall portfolio performance. Hypothetical portfolios are rebalanced quarterly. The results do not represent actual results and actual results may significantly differ from the hypothetical returns being presented. Based on market indices for the past three years, an allocation to digital assets have the potential to show higher returns and Sharpe ratio, or risk-adjusted return, in comparison to a traditional 60/40 portfolio based on the hypothetical scenarios.

1. Data Source for the Hypothetical Portfolios: Yahoo Finance & FTDA Resources, December 31, 2023. The hypothetical portfolios shown are comprised of the following asset class representative benchmarks: Stocks as represented by the S&P 500 Index (Ticker: SPX), Bonds as represented by the Bloomberg US Aggregate Bond Index (Ticker: LBUSTRUU), and bitcoin is represented by the S&P Bitcoin Index (Ticker: SPBTC). Since inception date is January 1, 2019 for all hypothetical portfolios.

**All portfolios measured against Portfolio 1 (60% stocks, 40% bonds).

Past performance is not an indicator or a guarantee of future performance. Indexes are unmanaged and one cannot invest directly in an index. Important data provider notices and terms available at www.franklintempletondatasources.com. Dates are aggregate returns from the first of each year.

Gross performance improved over the base 60/40 portfolio in each instance. Whereas the base 60/40 portfolio registered a gross of fee performance of 8.97%, the portfolio with a 3% bitcoin allocation reached 11.66%, the 5% bitcoin allocation improved performance to 13.45% and the 10% allocation to bitcoin increased the results to 17.84%.

This increase in gains did come with some rise in the portfolio's volatility. Whereas the base 60/40 portfolio with only stocks and bonds registered a standard deviation volatility of 12.73%, that figure rose to 13.09% with a 3% bitcoin allocation, 13.61% for a 5% allocation to bitcoin, and 15.56% when 10% of the portfolio was reallocated to bitcoin. Even at its most extreme (with the 10% allocation to bitcoin), volatility was only up 2.83 percentage points versus a 8.87-percentage point improvement in gross performance compared to the base 60/40 portfolio.

This improvement is clear in viewing changes in the Sharpe Ratio. For the base 60/40 portfolio, the Sharpe Ratio was 0.60. This improved to 0.79 with the 3% allocation to bitcoin, 0.89 with the 5% allocation and 1.06 with the 10% allocation.

Together these metrics suggest that having added bitcoin to the base 60/40 portfolio would have improved performance, with a modest increase in volatility, but with a greater diversification benefit. More importantly, the addition of bitcoin to the portfolio would have resulted in the investor earning more money on their portfolio as shown in Exhibit 13.

Exhibit 13: The Modern 60/40 with Bitcoin Exposure—A Hypothetical Investment of $10M

January 1, 2019–December 31, 2023


$10M Portfolio
26
24
22
20
18
16
14
12
10
2019
2020
2021
2022
2023
55% Stocks
35% Bonds
10% Bitcoin
57% Stocks
38% Bonds
5% Bitcoin
58% Stocks
39% Bonds
3% Bitcoin
60% Stocks
40% Bonds
0% Bitcoin

The modern 60/40 portfolio theory combines the traditional 60% stock and 40% bond portfolio allocation with a basket of digital assets ranging from 3%, 5% and 10% of the portfolio allocation to determine overall returns generated from the modern asset allocation over the last 3 years. For hypothetical performance, gross of fee returns do not include trading expenses. Gross does not reflect any fees, expenses or sales charges. These hypothetical results have not accounted for any liquidity factors which could have an impact on overall portfolio performance. Hypothetical portfolios are rebalanced quarterly. The results do not represent actual results and actual results may significantly differ from the hypothetical returns being presented. Indexes are unmanaged, and one cannot invest directly in an index. Based on market indices for the past three years, an allocation to digital assets have the potential to show higher returns and Sharpe ratio, or risk-adjusted return, in comparison to a traditional 60/40 portfolio based on the hypothetical scenarios.

1. As of December 31, 2023. The hypothetical portfolios shown are comprised of the following asset class representative benchmarks: Stocks as represented by the S&P 500 Index (Ticker: SPX), Bonds as represented by the Bloomberg US Aggregate Bond Index (Ticker: LBUSTRUU), and bitcoin is represented by the S&P Bitcoin Index (Ticker: SPBTC).

Past performance is not an indicator or a guarantee of future performance. Indexes are unmanaged and one cannot invest directly in an index. Important data provider notices and terms available at www.franklintempletondatasources.com. Dates are aggregate returns from the first of each year.

A hypothetical US$10 million portfolio invested on January 1, 2019, would have finished 2023 at US$15.4 million based on a traditional 60/40 portfolio allocation. Adjusting that allocation to re-direct 3% of the portfolio to bitcoin would have increased the portfolio results to US$17.3 million. A 5% allocation to bitcoin would have increased the portfolio value to US$18.8 million, and a 10% allocation would have resulted in a total value of US$22.7 million.

There are some general considerations to assess, however, in determining where bitcoin fits in the portfolio and how much of the portfolio's capital might be reasonably allocated to bitcoin.

- **Portfolio fit:** Bitcoin, like other digital assets, is a bit of a "chameleon" that cannot be bucketed into traditional categories. Cryptocurrencies have features similar to many investible *commodities*, such as scarcity, fungibility, and tradability; of certain *securities* with passive income streams and governance rights; and of *currencies* that can be used as mediums of exchange and units of account. Yet, digital assets also possess many unique characteristics, such as decentralization, programmability, network effects, and interoperability in the protocol-economy. As such, we would consider bitcoin to be a digital "alternative" asset that does not fit into either an equity or bond allocation.
- **Market capitalization:** As noted earlier, bitcoin's market capitalization was just over $800 billion in mid-January 2024. The Securities Industry and Financial Markets Association's (SIFMA) 2023 fact book estimated the total U.S. fixed income market outstanding value at $51.9 trillion and U.S. equities market capitalization at $40.3 trillion.[22] Bitcoin's market cap would thus represent ~1.6% of the fixed income value and ~2.1% of the equities figure for U.S. investors. In making an allocation determination, it is also important that the investor understand that bitcoin has demonstrated dramatic price swings both to the upside and downside and as such, they should keep their allocation to a reasonable figure that will not adversely affect their long-term investment goals if the asset performs poorly.

Section III: Using spot bitcoin ETFs as an access vehicle

There are currently three options that we believe investors might consider for creating a bitcoin exposure in their portfolio—buying spot bitcoin, purchasing a spot bitcoin ETF or establishing a position in bitcoin futures. These methods are highlighted in Exhibit 14.

Exhibit 14: Options for Accessing Bitcoin Exposure

	Spot	'33 Act ETF	Futures
What is it	Bitcoin	Shares of a fund holding bitcoin	Contract promising delivery of the US dollar value of five bitcoin upon expiry
Price	Spot price, which can slightly vary by exchange, and varies 24/7	Net asset value of the fund's holdings (with potentially a market-driven premium or discount)	Investor expectations of bitcoin value at the time of future expiry
Trading Platform	Multiple cryptocurrency exchanges	Stock exchange that the ETF is listed on	Chicago Mercantile Exchange (CME)
Trading Hours	24/7/365	9:30 a.m.–4 p.m. ET for US ETFs	5 p.m.–4 p.m. CT Sunday–Friday
Minimum Initial Investment	Depends on wallet and exchange, but generally de minimis	Depends on current ETF price, but generally de minimis	Initial margin (US$68,000 as of February 7, 2024)
Requirements for Access	A digital asset wallet and/or an account on a crypto exchange	An account approved to trade ETFs (most equity brokerage accounts)	An account approved for futures trading
Typical Fee Sources	Exchange fees, bid/ask spreads, wallet fees	Management fees, bid/ask spreads, brokerage commissions	Margin interest, exchange fees, brokerage commissions

Source: Franklin Templeton Industry Advisory Services.

Of these methods, the spot bitcoin ETF has the potential to offer several distinct advantages over purchases of spot bitcoin:

- **Easier access:** Today, the only way to buy spot bitcoin directly is through unregistered exchanges that will either offer the purchaser an un-guaranteed custodial wallet or allow them to transfer their coins to their own self-hosted wallet. This can be a risky proposition for investors who don't have the technical knowledge to self-custody and can cause many potential investors to forego putting bitcoin into their portfolio altogether. Being able to access the bitcoin via an ETF enables a more streamlined approach for users to own bitcoin in a vehicle that can sit in their normal investment account and can be custodied with recognized custodians.
- **Lower costs:** ETFs are well-known for their cost-effective management fees. By contrast, individuals looking to buy bitcoin directly from a crypto exchange are charged excessively large fees that are listed as a percentage of the total purchase price of the asset.

Spot bitcoin ETFs also provide an advantage over access via the futures market. Except for the day that the futures contract expires, the purpose of the futures contract is to speculate on what the "future" price of bitcoin will be. This includes a "carry" value that is assigned for time. There is thus only minimal alignment of the spot and the futures contract during most of the period that an investor would hold their futures position.

Spot bitcoin ETFs look to track the current price of bitcoin. When new shares are created or when shares are redeemed, the price of the ETF should directly reflect the price of bitcoin. This is because the SEC has only required these ETFs to operate with a cash-create and redeem approach, unlike most ETFs that can be created and/or redeemed either for cash or "in-kind" (meaning in exchange for the underlying asset).

As such, when shares of the spot bitcoin ETF are created, the cash tendered to purchase the shares is used to buy bitcoin in the open market and the shares are then issued at that level. Similarly, when shares are redeemed, the liquidity provider for the ETF issuer liquidates an equivalent amount of bitcoin in the open market and that price is then assigned to the shares.

Between these two events—creating and redeeming shares—the spot bitcoin ETF shares can trade freely in the secondary market. During this period, an authorized participant that has been hired by the ETF issuer uses their own balance sheet to adjust the spread between the value of the spot bitcoin ETF and the value of the spot bitcoin, trying to keep the two levels as close as possible.

Despite the mechanics of the ETF process being well understood and time-tested, we believe there are some newer risks to consider, however, when considering spot bitcoin ETFs:

- **Not yet a regulated asset:** Bitcoin is a new type of cryptocurrency and is not yet officially under the US regulatory perimeter. It has not been officially designated as a security regulated by the SEC, nor has it been declared a commodity regulated by the Commodities and Futures Trading Commission, nor a currency regulated by the Federal Reserve or the Office of the Currency Comptroller. As such, there are no specific consumer protections assigned to the bitcoin holdings that underly spot bitcoin ETFs.

  While individuals and institutions investing in spot bitcoin ETFs are shielded from any direct ownership of bitcoin, ETF issuers are required to purchase bitcoin in proportion to the shares of the ETF they have issued and that are trading. This requires them to rely on their liquidity providers to safely acquire and store the bitcoin with digital custodians able to affirm its safe keeping. This is being done as a service for the issuer and they have selected providers that they feel will follow best practices of account segregation and reporting, but such providers are doing so by choice and not as part of a regulatory mandate.

- **Valuation and volatility of bitcoin:** Bitcoin is a digital asset that was created within the past 20 years. There is not a physical product that it represents nor is there a company or government that backs the asset as a store of value. Though bitcoin is used in transactions, it is not necessarily inherently valuable. Instead, it is the willingness of individuals, enterprises, institutions and governments to utilize bitcoin that gives it value. This means that sentiment shifts may occur and ideas on the value of bitcoin can be fluid.

  Many leading investors push back on the investment case for bitcoin and do not believe that it represents a real asset whereas other investors disagree and see significant potential for growth in the use and adoption of bitcoin. As such, the asset may experience more volatile swings in sentiment than other more traditional investments.

- **New spot bitcoin ETF products and approach:** Each of the spot bitcoin ETFs currently trading in the US market were launched simultaneously after a period of robust review and evaluation by the US regulators. Although all participants have done their best to design robust and auditable practices with built-in safeguards and risk controls,

the mechanisms to operate spot bitcoin ETFs are still new and there may be unexpected glitches that may occur. These issues could affect the relationship between the price of the spot bitcoin ETF products and the underlying bitcoin and or affect the orderly movement of shares and listing of prices if unforeseen circumstances occur.

- **Pseudonymous nature of the bitcoin marketplace:** Bitcoin exists outside of jurisdictional oversight. It is a global marketplace accessible by any participant with an internet connection able to purchase the asset in a centralized or decentralized cryptocurrency exchange. There is no centralized entity checking the identity of the buyers or the sellers of the bitcoin. Transactions are done on a pseudonymous basis, meaning there is no personal identifiable information tracked on the blockchain. The transaction details and wallet addresses engaged in the trade are transparent, but details on the buyer and seller are lacking.

  Early in its history, bitcoin was used in many illicit transactions and there is evidence that even to the present day, those looking to evade international sanctions oftentimes use cryptocurrency. US and international agents' observation of the wallets engaged in transactions has improved over the years and many agencies now can track wallets they believe belong to bad actors and work to cut off access to these addresses, but there is no guarantee that the provider of bitcoin or that the bitcoins themselves have not been used in an undesirable manner in the past.

- **Risks associated with open source, code-based asset:** Bitcoin is a digitally programmed asset created automatically by algorithms written into the bitcoin source code. This code base is open source, meaning that it is accessible by any developer. The Bitcoin Foundation represents the collective interests of the bitcoin community of developers, but there is no "owner" of bitcoin nor "board" that controls it.

  The foundation may make decisions that members of the bitcoin community disagree with. In that case, they may choose to create their own copy of the network. This is known as "forking" the network. Two copies of the bitcoin network might then exist and the value of the two would diverge based on the share of activity that continues on the original version of the network versus how much demand may migrate to the replica. Since spot bitcoin ETFs would continue to follow the original network, a forking event might affect its long-term value.

  Another risk of this open source code is that there could be more risk of security breaches if flaws in the code are identified. Bitcoin has been operating for more than a decade without a major mishap but as the value of the network grows and as new technologies emerge such as quantum computing, there may be increased risks of this occurring.

- **Concerns related to the energy consumption of bitcoin mining:** Bitcoin operates a proof-of-work protocol that gradually increases the complexity of the mathematical challenge given to transaction verifiers that they must successfully solve to compete and win the reward given for successfully adding a new block to the chain. This process requires excessive amounts of computing power and energy. Pushback over the impacts of bitcoin's energy utilization could adversely affect the demand over time and undermine the success of the network.

Conclusion

Over the course of this paper, we have presented why we believe that the recent introduction of spot bitcoin ETFs are an opportunity for investors to better diversify their portfolios and capture the investment opportunity represented by bitcoin and by the broader migration that is beginning from a platform-based to a protocol-based network economy. Up until this time, accessing the new digital asset space—which we refer to as Frontier Risk Alternatives™—has been limited by the need for knowledge of how blockchains and digital wallets work and a willingness to invest via unregulated exchanges. This is now changing. The spot bitcoin ETFs represent a new investible opportunity that can capture the return streams of novel business models and can generate long-term growth, but in a familiar wrapper that can be co-mingled in traditional investment portfolios.

In our opinion, the pattern of other alternative coins and cryptocurrencies following the price movements of bitcoin positions the new ETF to act as an entry point for investors to capture the market beta of the broader set of digital assets that power the economics of this protocol economy. Spot bitcoin ETFs can help many investors who have been on the sidelines gain access to this space through trusted brands. We see the new ETF as a way to improve portfolio diversification while potentially generating a strong return with modest increases in volatility as long as the bitcoin allocation is kept at a reasonable level in line with other alternative asset classes. Choosing the right partner will be at the core of most investors' journey into the blockchain space, and we believe that we are uniquely positioned to be a provider of choice for investors.

At Franklin Templeton, we have been building digital assets expertise since 2019. Our dedicated independent group is immersed in intensive research and technical development of new products. We engage in digital assets networks and develop platforms, product expertise and strategy differentiation to help clients achieve investment in the tokenized asset ecosystem. We invest in the networks in which we operate, both in the early stages of the digital asset market and through investing in more mature listed tokens, while also committing developer talent to support these networks and their communities. We believe that by being part of blockchain networks, we have a unique lens through which we can examine the intrinsic value of their native tokens and their distinctive technological properties. In our opinion, this expertise enables us to offer compelling investment solutions to our clients that represent our commitment to the entire blockchain ecosystem.

1. Source: CoinMarketCap accessed January 16, 2024.
2. Source: "By the Numbers: How Much Volume Has Bitcoin Settled in Its Lifetime?" Bitcoinist. August 2023.
3. Source: "Bitcoin Total Transactions (I:BTT), YCharts.com, as of January 24, 2024.
4. Source: "BREAKING: The Bitcoin Network processed more transaction value than Visa and Mastercard last year." Crypto News Flash. January 25, 2023.
5. Source: "Will BlackRock Surpass MicroStrategy in Bitcoin Holdings?" Coinpedia. January 15, 2024.
6. Source: Susie Violet Ward, "New FASB Rule Supercharges Bitcoin Asset Integration in Corporate Finance", Forbes, December 20, 2023.
7. Source: "Countries Where Bitcoin Is Legal and Illegal." Investopedia. May 31, 2013.
8. Source: "Turkey embraces crypto amid currency woes." AG&I. October 27, 2023.
9. Source: Gil-de-Albornoz, Belen; Lafuente, Juan A.; Monfort, Mercedes; and OrdoÑez, Javier. "Bitcoin attention and economic policy uncertainty." ScienceDirect. December 14, 2023.
10. Source: "2023 Edelman Trust Barometer Global Report." Edelman. March 2023.
11. Source: Correa, Monica. "Paul Tudor Jones: We're Living in Worst Geopolitical Environment." Seeking Alpha. October 10, 2023.
12. Source: "Global Findex Database 2021 survey headline findings on account ownership." The World Bank. 2021.
13. Source: "How Bitcoin Improves Financial Access And Inclusion." Bitcoin Magazine. June 21, 2021.
14. Ibid.
15. Source: CoinMarketCap accessed January 11, 2024.
16. Ibid.
17. Some of the new spot bitcoin ETF offerings are charging much higher management fees than others—the range of fees spans from 0 basis points for a given amount of time or up to a specified level of assets on the low end up to 150 basis points on the high end. Source: SEC S-1 filings at sec.gov.
18. Source: "How much are cryptocurrency exchange fees?" Investopedia. December 6, 2023.
19. Source: CoinMarketCap accessed January 17, 2024.
20. Source: "US SEC approves bitcoin ETFs in watershed for crypto market." Reuters. January 11, 2024.
21. Source: "Pantera Capital Reveals $149,000 Bitcoin Price Target—Here's the Timeline." The Daily Hodl. November 16, 2022.
22. Source: "2023 Capital Markets Factbook", SIMFA.org, July 2023.

WHAT ARE THE RISKS?

All investments involve risks, including possible loss of principal.

Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

The Fund holds only bitcoin and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. **An investment in the Fund is not intended as a complete investment plan.**

An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the bitcoin held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the value of bitcoins, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of bitcoin, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.

Digital assets represent a new and rapidly evolving industry, and the value of the Fund's Shares depends on the acceptance of bitcoin. Due to the unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider bitcoin market, the value of bitcoin and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

Digital asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of bitcoin or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of bitcoins, mining activity, digital wallets, the provision of services related to trading and custodying bitcoin, the operation of the Bitcoin network, or the digital asset markets generally.

The Index price used to calculate the value of the Fund's bitcoin has a limited performance history and may be volatile, adversely affecting the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders.

A temporary or permanent "fork" could adversely affect the value of the Shares. Shareholders should not expect to receive the benefits of any forks or "airdrops."

The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell bitcoin at times when its price is high, or acquire bitcoin at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from bitcoin price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The amount of bitcoin represented by each Share will decrease over the life of the Fund due to the sales of bitcoin necessary to pay the Sponsor's Fee and other Fund expenses. Without increases in the price of bitcoin sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Security threats to the Fund's account at the Bitcoin Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares.

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of bitcoin may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

These and other risks are described more fully in the Fund's prospectus.

Blockchain and cryptocurrency investments are subject to various risks, including inability to develop digital asset applications or to capitalize on those applications, theft, loss, or destruction of cryptographic keys, the possibility that digital asset technologies may never be fully implemented, cybersecurity risk, conflicting intellectual property claims, and inconsistent and changing regulations. Speculative trading in bitcoins and other forms of cryptocurrencies, many of which have exhibited extreme price volatility, carries significant risk; an investor can lose the entire amount of their investment. Blockchain technology is a new and relatively untested technology and may never be implemented to a scale that provides identifiable benefits. If a cryptocurrency is deemed a security, it may be deemed to violate federal securities laws. There may be a limited or no secondary market for cryptocurrencies.

Digital assets are subject to risks relating to immature and rapidly developing technology, security vulnerabilities of this technology, (such as theft, loss, or destruction of cryptographic keys), conflicting intellectual property claims, credit risk of digital asset exchanges, regulatory uncertainty, high volatility in their value/price, unclear acceptance by users and global marketplaces, and manipulation or fraud. Portfolio managers, service providers to the portfolios and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to a number of different threats or risks that could adversely affect the portfolio and their investors, despite the efforts of the portfolio managers and service providers to adopt technologies, processes and practices intended to mitigate these risks and protect the security of their computer systems, software, networks and other technology assets, as well as the confidentiality, integrity and availability of information belonging to the portfolios and their investors.

Any companies and/or case studies referenced herein are used solely for illustrative purposes; any investment may or may not be currently held by any portfolio advised by Franklin Templeton. The information provided is not a recommendation or individual investment advice for any particular security, strategy, or investment product and is not an indication of the trading intent of any Franklin Templeton managed portfolio.

IMPORTANT LEGAL INFORMATION

This material is intended to be of general interest only and should not be construed as individual investment advice or a recommendation or solicitation to buy, sell or hold any security or to adopt any investment strategy. It does not constitute legal or tax advice. This material may not be reproduced, distributed or published without prior written permission from Franklin Templeton.

The views expressed are those of the investment manager and the comments, opinions and analyses are rendered as of the publication date and may change without notice. The underlying assumptions and these views are subject to change based on market and other conditions and may differ from other portfolio managers or of the firm as a whole. The information provided in this material is not intended as a complete analysis of every material fact regarding any country, region or market. There is no assurance that any prediction, projection or forecast on the economy, stock market, bond market or the economic trends of the markets will be realized. The value of investments and the income from them can go down as well as up and you may not get back the full amount that you invested. Past performance is not necessarily indicative nor a guarantee of future performance. **All investments involve risks, including possible loss of principal.**

Any research and analysis contained in this material has been procured by Franklin Templeton for its own purposes and may be acted upon in that connection and, as such, is provided to you incidentally. Data from third-party sources may have been used in the preparation of this material and Franklin Templeton ("FT") has not independently verified, validated or audited such data. Although information has been obtained from sources that Franklin Templeton believes to be reliable, no guarantee can be given as to its accuracy and such information may be incomplete or condensed and may be subject to change at any time without notice. The mention of any individual securities should neither constitute nor be construed as a recommendation to purchase, hold or sell any securities, and the information provided regarding such individual securities (if any) is not a sufficient basis upon which to make an investment decision. FT accepts no liability whatsoever for any loss arising from use of this information and reliance upon the comments, opinions and analyses in the material is at the sole discretion of the user.

Products, services and information may not be available in all jurisdictions and are offered outside the U.S. by other FT affiliates and/or their distributors as local laws and regulation permits. Please consult your own financial professional or Franklin Templeton institutional contact for further information on availability of products and services in your jurisdiction.

Issued in the U.S. Franklin Resources, Inc. and its subsidiaries offer investment management services through multiple investment advisers registered with the SEC. Franklin Distributors, LLC and Putnam Retail Management LP, members FINRA/SIPC, are Franklin Templeton broker/dealers, which provide registered representative services. Franklin Templeton, One Franklin Parkway, San Mateo, California 94403-1906, (800) DIAL BEN/342-5236, franklintempleton.com.

Please visit www.franklinresources.com to be directed to your local Franklin Templeton website.

IMPORTANT INFORMATION The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

FRANKLIN TEMPLETON

US-GTM-2532009-2432009
FTDAU-1Q24-0224